BlackRock Funds II, (the "Registrant"): BlackRock Global Dividend Income Portfolio (the "Fund")

77D(g)
Policies with respect to security investments

On February 12, 2013, the Board of Directors (the "Board") of BlackRock Funds II approved a change to the Fund's investment objective to become effective April 8, 2013. The Fund currently has an investment objective "to seek to provide a level of current income that exceeds the average yield on global stocks generally."
This will continue to be an objective of the Fund, however, effective April 8, 2013, the Fund will expand its investment objective to include "long-term capital appreciation."

Effective April 8, 2013, the following changes are made to the Prospectus of the Fund.

The section of the Prospectus captioned "Fund Overview - Key Facts about BlackRock Global Dividend Income Portfolio - Investment
Objective" is deleted in its entirety and replaced with the following:

The investment objective of the BlackRock Global Dividend Income Portfolio (the "Global Dividend Income Portfolio" or the "Fund") is to seek to provide a level of current income that exceeds the average yield on global stocks generally. Additionally, the Fund seeks to provide long-term capital appreciation.

The section of the Prospectus captioned "Details about the Fund -
How the Fund Invests - Investment Objective" is deleted in its entirety and replaced with the following:

The investment objective of the Fund is to seek to provide a level of current income that exceeds the average yield on global stocks generally. Additionally, the Fund seeks to provide long-term capital appreciation.

This investment objective is a non-fundamental policy of the Fund and may not be changed without 30 days' prior notice to shareholders.